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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. _)*

                           Spectrum Brands Corporation
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                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)

                                    84762A109
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                                 (CUSIP Number)

                                                      Copy to:
Michael J. Burns                             Leonard J. Breslow, Esq.
Spectrum Brands Corporation                  Breslow & Walker
300 Vanderbilt Motor Parkway, Suite 200      100 Jericho Quadrangle, Suite 230
Hauppauge, NY 11788                          Jericho, New York 11753
Telephone (631) 439-6884                     Telephone (516) 822-6505
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

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                                October 24, 2001
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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CUSIP No. 84762A109                    13D

________________________________________________________________________________
1    NAME OF REPORTING PERSONS:             Michael J. Burns
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         6,000,000**               42.0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         6,000,000**               42.0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,000,000**

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

**Reflects a 6 for 1 stock split in the form of a stock dividend, payable on November 5, 2001 to stockholders of record on October 30, 2001.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.  Security and Issuer.

         This Schedule 13D relates to shares of common stock, par value $.001 per share ("Common Stock"), of Spectrum Brands Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 300 Vanderbilt Motor Parkway, Suite 200, Hauppauge, NY 11788.

ITEM 2.  Identity and Background.

         This Schedule 13D is being filed by Michael J. Burns. Mr. Burns is a United States citizen with a business address at 300 Vanderbilt Motor Parkway, Suite 200, Hauppauge, NY 11788. Mr. Burns currently is the President, Secretary, and Treasurer of the Issuer. The Issuer's principal business is to locate and consummate the acquisition of target companies and business opportunities. Its business address is 300 Vanderbilt Motor Parkway, Suite 200, Hauppauge, NY 11788. Mr. Burns also is a Manager at Sprint Corporation, a telecommunications company with a business address at 380 Madison Avenue, New York, NY 10027.

         During the last five years, Mr. Burns (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and
(ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         On October 24, 2001, the Issuer issued 6,000,000(1) shares of Common Stock (the "Shares") to Mr. Burns in consideration for his future service as a member of the Board of Directors and as an officer of the Issuer.

ITEM 4.  Purpose of Transaction.

         The Shares were issued in connection with the appointment of Mr. Burns as an officer and a member of the Board of Directors of the Issuer. All other officers and members of the Board of Directors of the Issuer resigned from their respective positions concurrently with the appointment of Mr. Burns, leaving him the sole officer and director of the Issuer. Mr. Burns currently intends to hold the Shares for investment purposes.

         Mr. Burns expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the Common Stock, general conditions in the securities markets, general economic conditions, conditions affecting the Issuer, and other factors. Accordingly, he reserves the right to change his plans and intentions at anytime. In particular, Mr. Burns may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the Shares, in public or private transactions and/or may enter into a negotiated derivative transaction to hedge the market risk of some or all of his position in, or to obtain greater exposure to, the Shares. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of the Shares by the Securities Act of 1933, as amended, and the Act. In addition, Mr. Burns may seek to appoint additional members to the Board of Directors and bring in management personnel.

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         Except as set forth in this Item 4, Mr. Burns has no plans or proposals that relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5.  Interests in Securities of the Issuer.

          (a) Mr. Burns beneficially owns 6,000,000(1) shares of Common Stock, representing approximately 42% of the issued and outstanding shares.

          (b) Mr. Burns has the sole power to vote and dispose of the Shares.

          (c) See Item 3.

          (d) None

----------
(1) Reflects a 6 for 1 stock split in the form of a stock dividend, payable on November 5, 2001 to stockholders of record on October 30, 2001.

         (e)      Not Applicable

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ITEM 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

                  None.


ITEM 7.  Material to be Filed as Exhibits.

                  None.



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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete, and correct.


Date:  February 1, 2002

                                            /s/ Michael J. Burns
                                     -----------------------------------------
                                                Michael J. Burns




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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